Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated March 12, 2014

Relating to Preliminary Prospectus Supplement dated March 12, 2014

Registration Statement No. 333-194465

ENLINK MIDSTREAM PARTNERS, LP

2.700% SENIOR NOTES DUE 2019

4.400% SENIOR NOTES DUE 2024

5.600% SENIOR NOTES DUE 2044

Pricing Term Sheet

Issuer:	EnLink Midstream Partners, LP

Security Type:	Senior Unsecured Notes

Pricing Date:	March 12, 2014

Settlement Date:	March 19, 2014 (T+5)

Net Proceeds (Before Expenses):	$1,189,985,000

	2.700% Senior Notes due 2019	4.400% Senior Notes due 2024	5.600% Senior Notes due 2044

Principal Amount:	$400,000,000	$450,000,000	$350,000,000

Maturity Date:	April 1, 2019	April 1, 2024	April 1, 2044

Benchmark Treasury:	1.500% due February 28, 2019	2.750% due February 15, 2024	3.750% due November 15, 2043

Benchmark Price and Yield:	99-19+; 1.582%	100-08; 2.721%	101-22+; 3.655%

Spread to Benchmark:	+115 bps	+170 bps	+195 bps

Yield to Maturity:	2.732%	4.421%	5.605%

Coupon:	2.700%	4.400%	5.600%

Public Offering Price:	99.850%	99.830%	99.925%

Optional Redemption:

Make-Whole Call:	T + 20 bps prior to March 1, 2019	T + 25 bps prior to January 1, 2024	T + 30 bps prior to October 1, 2043

Call at Par:	On or after March 1, 2019	On or after January 1, 2024	On or after October 1, 2043

Interest Payment Dates:	April 1 and October 1, beginning October 1, 2014	April 1 and October 1, beginning October 1, 2014	April 1 and October 1, beginning October 1, 2014

CUSIP / ISIN:	29336U AA5 / US29336UAA51	29336U AB3 / US29336UAB35	29336U AC1 / US29336UAC18

Ratings*:	Baa3 (Moody’s) BBB (S&P)

Joint Book-Running Managers:

Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets, LLC
BBVA Securities Inc.
BMO Capital Markets Corp.
Comerica Securities, Inc.
J.P. Morgan Securities LLC
Mitsubishi UFJ Securities (USA), Inc.
RBS Securities Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
UBS Securities LLC
Credit Agricole Securities (USA) Inc.
Fifth Third Securities, Inc.
The Huntington Investment Company
Raymond James & Associates, Inc.
Regions Securities LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
SunTrust Robinson Humphrey, Inc.

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement for this offering, the base prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC’s online database (EDGAR) on the SEC web site at http://www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and prospectus supplement if you request them by contacting Citigroup Global Markets Inc. at (800) 831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322, or RBC Capital Markets, LLC at (866) 375-6829.

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